March 31, 2026

Ursula Hurley
Chief Financial Officer
JetBlue Airways Corporation
27-01 Queens Plaza North
Long Island City, New York 11101

       Re: JetBlue Airways Corporation
           Form 10-K for the Fiscal Year ended December 31, 2025
           Filed February 12, 2026
           File Number 000-49728
Dear Ursula Hurley:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2025
Financial Statements
Note 1 - Summary of Significant Accounting Policies, page 69

1. We note your accounting policy disclosure on page 70 indicating that you depreciate aircraft over 25 years while using an estimated residual value of 20 percent, although also indicating that for "certain Airbus A320 airframes" you are using a longer period as part of your "capital-light growth" initiative, although without specifying the number of aircraft or the extended range being utilized for depreciation. You provide disclosures on page 13 under the Operations and Cost Structure heading, and on page 43 within the
       Overview section of MD&A, associating this fleet management initiative with recent plans to secure your financial future and navigate near-term demand volatility.

       However, on page 70 of your 2024 Form 10-K you indicated that the estimated useful lives for "certain Airbus A320 airframes" were extended to a range of 33 to 35 years, and on page 75 of your 2023 Form 10-K you indicated that the estimated useful lives for
       "five Airbus A320 airframe" were extended to a range of 26 to 27 years, while also changing the residual value to $1.5 million. We also note disclosure on page 40 of your
 March 31, 2026
Page 2

       2024 Form 10-K, reporting that you "agreed to defer" delivery of 44 Airbus A321neo aircraft that were scheduled for delivery from 2025-2029, to "2030 and beyond."

       Please expand your accounting policy disclosure to specify the numbers of aircraft that have been subject to changes in the estimated service lives and residual values during each of the last three fiscal years. Please indicate how the aircraft are selected for this manner of change, and address the guidance in FASB ASC 250-10-50-4, which requires disclosure of the affects of changes in estimates on income from continuing operations, net income, and the related per-share amounts. However, if you regard the affects as not material, provide us with the underlying quantitative and qualitative analyses that you performed for each period in formulating your view.

       Given the nature and frequency of the changes and association with your capital-light growth initiative, it appears that further disclosures should also be provided in MD&A.
       For example, disclosures under Critical Accounting Estimates on page 53 should be expanded to discuss the circumstances that precipitated revisions in each of the last three fiscal years, and disclosures under Liquidity and Capital Resources on page 46 should be expanded to describe your capital-light growth initiative and to explain how it relates to plans for securing your financial future and managing demand volatility.

       Such disclosures should clarify the financial and operational objectives, how changes in the service lives of the aircraft and deferred acquisitions of aircraft are aligned with this initiative, and the timeframe envisioned to deploy and measure the results.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lily Dang at 202-551-3867 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation